UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Contact
John Owen ¡ jowen@SEasset.com
(901) 761-2474 | southeasternasset.com
Memphis | London | Singapore | Sydney
Please call 1-800-445-9469 or go to longleafpartners.com for a copy of Longleaf Partners Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Longleaf’s investment objectives, risks and expenses.